--------------------------
                                                             OMB APPROVAL
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                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 2005
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                                                      Hours per response......11
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendments No. 1)*



                       Alliance Distributors Holding Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    01858P105
                      ------------------------------------
                                 (CUSIP Number)


                                 January 9, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_|  Rule 13d-1(b)

    |X|  Rule 13d-1(c)

    |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1745 (3-98)                Page 1 of 11 Pages


CUSIP No.  01858P105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jim Corfman

------------------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|...........................................................................
           -------------------------------------------------------------------------------

      (b)  ..............................................................................
           -------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   3. SEC Use Only.......................................................................
                  ------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   4. Citizenship or Place of Organization     US........................................
                                            ----------------------------------------------
------------------------------------------------------------------------------------------

              5.  Sole Voting Power        5,200,000.....................................
Number of                            -----------------------------------------------------
Shares        ----------------------------------------------------------------------------
Beneficially  ----------------------------------------------------------------------------
Owned by      6.  Shared Voting Power        ............................................
Each                                   ---------------------------------------------------
Reporting     ----------------------------------------------------------------------------
Person With:  ----------------------------------------------------------------------------
              7.  Sole Dispositive Power        5,200,000................................
                              ------------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------
              8.  Shared Dispositive Power        .......................................
                                            ----------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person     5,200,000........
                                                                    ----------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  ..............................................................
                           ---------------------------------------------------------------

   11. Percent of Class Represented by Amount in Row (9)     11.0%.......................
                                                         ---------------------------------
------------------------------------------------------------------------------------------

   12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------

   IN, HC................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

                               Page 2 of 11 Pages


CUSIP No.  01858P105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Corfman Capital, Inc.

------------------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|...........................................................................
           -------------------------------------------------------------------------------

      (b)  ..............................................................................
           -------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   3. SEC Use Only.......................................................................
                  ------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   4. Citizenship or Place of Organization     California................................
                                            ----------------------------------------------
------------------------------------------------------------------------------------------

              5.  Sole Voting Power        5,200,000.....................................
Number of                            -----------------------------------------------------
Shares        ----------------------------------------------------------------------------
Beneficially  ----------------------------------------------------------------------------
Owned by      6.  Shared Voting Power        ............................................
Each                                   ---------------------------------------------------
Reporting     ----------------------------------------------------------------------------
Person With:  ----------------------------------------------------------------------------
              7.  Sole Dispositive Power        5,200,000................................
                              ------------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------
              8.  Shared Dispositive Power        .......................................
                                            ----------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person     5,200,000........
                                                                    ----------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  ..............................................................
                           ---------------------------------------------------------------

   11. Percent of Class Represented by Amount in Row (9)     11.0%.......................
                                                         ---------------------------------
------------------------------------------------------------------------------------------

   12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------

   CO....................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

                               Page 3 of 11 Pages


CUSIP No.  01858P105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Theseus Fund, L.P. (f/k/a Minotaur Fund, L.P.)

------------------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|...........................................................................
           -------------------------------------------------------------------------------

      (b)  ..............................................................................
           -------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   3. SEC Use Only.......................................................................
                  ------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   4. Citizenship or Place of Organization     Delaware..................................
                                            ----------------------------------------------
------------------------------------------------------------------------------------------

              5.  Sole Voting Power        5,200,000.....................................
Number of                            -----------------------------------------------------
Shares        ----------------------------------------------------------------------------
Beneficially  ----------------------------------------------------------------------------
Owned by      6.  Shared Voting Power        ............................................
Each                                   ---------------------------------------------------
Reporting     ----------------------------------------------------------------------------
Person With:  ----------------------------------------------------------------------------
              7.  Sole Dispositive Power        5,200,000................................
                              ------------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------
              8.  Shared Dispositive Power        .......................................
                                            ----------------------------------------------
              ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------

   9.  Aggregate Amount Beneficially Owned by Each Reporting Person     5,200,000........
                                                                    ----------------------

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)  ..............................................................
                           ---------------------------------------------------------------

   11. Percent of Class Represented by Amount in Row (9)     11.0%.......................
                                                         ---------------------------------
------------------------------------------------------------------------------------------

   12. Type of Reporting Person (See Instructions)
------------------------------------------------------------------------------------------

   PN....................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

   ......................................................................................
------------------------------------------------------------------------------------------

                               Page 4 of 11 Pages

Item 1.

     (a) Name of Issuer

         Alliance Distributors Holding Inc.


     (b) Address of Issuer's Principal Executive Offices

         15-15 132nd Street, College Point, New York, 11356

Item 2.

     (a) Name of Person Filing

         (i)    Jim Corfman ("Shareholder")

         (ii)   Corfman Capital, Inc. ("IA")

         (iii)  Theseus Fund, L.P. ("Fund")

         (collectively, the "Reporting Persons")

         IA controls Fund by virtue of its position as the sole general partner of Fund. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of IA.

         As of January 12, 2006, Fund beneficial ownership of 4,700,000 shares the Common Stock beneficially owned by Fund is direct and IA's beneficial ownership of the 4,700,000 shares the Common Stock beneficially owned by IA is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Shareholder's beneficial ownership of 4,700,000 shares of the aggregate 5,200,000 shares of Common Stock beneficially owned by Shareholder is indirect as a result of its control of IA. As of January 12, 2006, Shareholder has direct beneficial ownership of 500,000 shares of the aggregate 5,200,000 of Common Stock beneficially owned by Shareholder. The beneficial ownership of Shareholder is reported because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
         Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 by Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Shareholder to IA referred to above, and the direct beneficial ownership of 500,000 shares of Common Stock by Shareholder.

         Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b) Address of Principal Business office or, if None, Residence

         The principal business office for the Reporting Persons is:

         131 Olive Hill Lane, Woodside, CA 94062



     (c) Citizenship

         (i)  US Citizen

         (ii) California Corporation

         (iii) Delaware limited partnership



     (d) Title of Class Securities

         Common



     (e) CUSIP Number

         01858P105



Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) |_| Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

         (e) |_| An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

         (f)  |_| An employee benefit plan or endowment fund in accordance with
                  Section 240.13d-1(b)(ii)(F).

         (g)  |_| A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  |_| Group in accordance with Section 240.13d-1(b)(ii)(J).

Item 4.  Ownership

         Common Stock:

         (a) Amount Beneficially Owned: 5,200,000
                                        ---------
         (b) Percent of Class: 11.0%
                               -----
         (c) Number of shares as to which the joint filers have:

              (i)   sole power to vote or to direct the vote:5,200,000
                                                             ---------
              (ii)  shared power to vote or to direct the vote:
                                                               -----
              (iii) sole power to dispose or to direct the disposition of:
                    5,200,000
                    ---------
              (iv)  shared power to dispose of or to direct the disposition of:

                    -----

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |_|.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         n/a

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
         See Exhibit B

Item 8.  Identification and Classification of Members of the Group.
         See Exhibit C

Item 9.  Notice of Dissolution of Group.
         n/a

Item 10. Certification:

         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
Date:  January 13, 2006
                              Jim Corfman


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              Jim Corfman


                              Corfman Capital, Inc.


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              By: Jim Corfman
                              Its: President


                              Theseus Fund, L.P.


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              By: Jim Corfman, President, Corfman Capital, Inc.
                              Its: General Partner

EXHIBIT A
---------



                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------


This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Date:  January 13, 2006
                              Jim Corfman


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              Jim Corfman


                              Corfman Capital, Inc.


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              By: Jim Corfman
                              Its: President


                              Theseus Fund, L.P.


                               /s/ Jim Corfman
                              -------------------------------------------
                                                        Signature
                              By: Jim Corfman, President, Corfman Capital, Inc.
                              Its: General Partner

EXHIBIT B
---------

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Identification of Subsidiary: Corfman Capital, Inc.

Identification of Subsidiary: Theseus Fund, L.P.

EXHIBIT C
---------

Identification and Classification of Members of the Group

Members of Group: Jim Corfman, Corfman Capital, Inc. and Theseus Fund, L.P.